UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.     )*

Novatel Wireless, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

66987M604

(CUSIP Number)

November 21, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 66987M604	Page 2 of 5 Pages

(1)	NAME OF REPORTING PERSON Bruce A. Karsh
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 3,000,000
(6) SHARED VOTING POWER
(7) SOLE DISPOSITIVE POWER 3,000,000
(8) SHARED DISPOSITIVE POWER
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
(12)	TYPE OF REPORTING PERSON IN

Page 3 of 5 Pages

ITEM 1.

(a)	Name of Issuer:

Novatel Wireless, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

9645 Scranton Road, Suite 205

San Diego, CA 92121

ITEM 2.

(a)	Name of Person Filing:

Bruce A. Karsh

(b)	Address of Principal Business Office:

333 S. Grand Ave., Suite 2800

Los Angeles, CA 90071

(c)	Citizenship:

U.S.A.

(d)	Title of Class of Securities:

Common Stock (“Common Stock”)

(e)	CUSIP Number:

66987M604

ITEM 3.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	/ / Broker or dealer registered under Section 15 of the Act;

(b)	/ / Bank as defined in section 3(a)(6) of the Act;

(c)	/ / Insurance company as defined in section 3(a)(19) of the Act;

(d)	/ / Investment company registered under section 8 of the Investment Company Act of 1940, as amended;

(e)	/ / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	/ / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	/ / A parent holding company or control person in accordance with Rule 13-1(b)(ii)(G);

(h)	/ / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act, as amended;

(i)	/ / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940, as amended;

(j)	/ / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 4 of 5 Pages

ITEM 4.	Ownership.

(a)-(c) Amount Beneficially Owned; Percent of Class; Sole or Shared Power to Vote or Direct the Vote:

The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.

Mr. Karsh beneficially owns 3,000,000 shares of the Issuer’s Common Stock in a joint account with his wife constituting 9.1% of the total issued and outstanding shares of the Issuer’s Common Stock and has the sole power to vote and dispose of such shares.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

Page 5 of 5 Pages

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 11, 2013

By:   /s/ Bruce A. Karsh

Name: Bruce A. Karsh